Amen Properties, Inc.
                                  NASDAQ: AMEN



                                  May 13, 2008



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D. C.  20549
Attn: Jorge Bonilla and Yolanda Crittendon

Re: Amen Properties, Inc., File No. 000-22847

Dear Mr. Bonilla and Ms. Crittendon,

The purpose of this letter is to answer the questions and respond to the comments you sent to Amen Properties, Inc. (the "Company") in your letter dated February 11, 2008.


Item 1
------

Reference: Form 10K-SB, MD&A Item 6

Description:

     o Tell us the actual dollar amount of the value of the contributed services provided by Eric Oliver and Jon Morgan in 2004, 2005 and 2006.
     o Tell us the impact that these amounts would have on the Company's financial statements during each of the referenced fiscal years.
     o Provide a SAB 99 analysis supporting the conclusion that these amounts are immaterial.

Amen Properties Response:

As mentioned in our previous letter, Mr. Oliver and Mr. Morgan are each involved in a large number of businesses and enterprises and do not maintain a detailed accounting of the amount of time they spend on each. For example, in addition to his involvement with the Company, Mr. Oliver is involved in the management of a hedge fund, a music royalties business, a petroleum exploration mapping company, and several non-profit boards. Mr. Morgan's time is similarly spread between several oil and gas-related businesses, real estate development and management, and non-profit boards. Our best estimate is that the percentage of their time spent on Company matters during 2004, 2005 and 2006 was approximately 5%.

5% of Mr. Oliver's and Mr. Morgan's time would equate to approximately 100 hours each per year, for a total of 200 hours per year of service for which they were not compensated by the Company. Using an hourly billing rate of $250, this equates to $50,000 in value for 2004, 2005 and 2006. Had this contributed value been recorded as compensation expense in those periods, it would have increased operating expenses, reduced net income and had no effect on Stockholders' Equity as shown in the tables below:

                                            2004              2005              2006
                                        --------------   ---------------   ---------------
   Operating Expenses (as reported)    $    2,342,083   $    10,182,561   $    13,689,993
   Contributed Value                           50,000            50,000            50,000
                                        --------------   ---------------   ---------------
   Pro Forma Operating Expenses             2,392,083        10,232,561        13,739,993
                                        ==============   ===============   ===============
   % Change in Operating Expenses                2.1%              0.5%              0.4%

   Net Income (Loss) (as reported)     $      801,255   $     (704,562)   $     2,161,158
   Contributed Value                         (50,000)          (50,000)          (50,000)
                                        --------------   ---------------   ---------------
   Pro Forma Net Income (Loss)         $      751,255   $     (754,562)   $     2,111,158
                                        ==============   ===============   ===============
   % Change in Net Income                      (6.2)%            (7.1)%            (2.3)%


                                             12/31/04          12/31/05          12/31/06
                                        --------------   ---------------   ---------------
   Stockholders' Equity (as reported)  $    4,815,989   $     6,135,882   $     8,634,535
   Change in Net Income (Loss)               (50,000)          (50,000)          (50,000)
   Contributed Capital                         50,000            50,000            50,000
                                        --------------   ---------------   ---------------
   Pro Forma Stockholders' Equity      $    4,815,989   $     6,135,882   $     8,634,535
                                        ==============   ===============   ===============
   % Change in Equity                            0.0%              0.0%              0.0%


The FASB stated the essence of materiality in Statement of Financial Accounting Concepts No. 2 as follows:

          "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

The Supreme Court has held that a fact is material if there is "a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available."

SAB 99 states similarly that a matter is material "if there is a substantial likelihood that a reasonable person would consider it important." SAB 99 provides further guidance that purely quantitative factors or formulaic "rules of thumb" cannot be used to the exclusion of relevant qualitative factors.

Regarding the usage of percentages and "rules of thumb", SAB 99 states:

          "The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations."

As shown in the tables above, the value contributed by Messrs. Oliver and Morgan in 2004-2006 is slightly above the 5% threshold for Net Income in 2004 and 2005 but well below the 5% threshold for Operating Expenses and had no impact on Stockholders' Equity for each year.

When examining the qualitative considerations surrounding the Company's financial statements, the most important consideration is that 2004-2006 was a period of transition and start-up. Based upon the 2002 Business Plan approved by the shareholders, the Company started up its real estate operations in 2002 and began ramping it down in 2004 due to the Company's inability to find attractive real estate investments. The Company's retail electricity provider, W Power, began operations in 2005. Priority Power, an energy consulting and management firm, was acquired in 2006. As is the case with many start-up businesses, during this period of time the Company had a strong balance sheet but generated a relatively low net income (loss).

Consideration of the Company's start-up and transition activities is relevant to an assessment of materiality since most reasonable investors do not focus on Net Income during these periods in making investment decisions. Rather, they tend to focus more on long term income projections and the current balance sheet as an indicator of the company's ability to execute its strategy. Consequently, while the contributed value of Mr. Oliver's and Mr. Morgan's time was above the 5% threshold in 2004 and 2005 from a Net Income perspective, the fact that it was well below 5% of Operating Expenses and Stockholders' Equity is more important to investors and, therefore, a better indicator of materiality.

For these reasons, we conclude that the value of the time contributed by Messrs. Oliver and Morgan in 2004-2006 is immaterial to the Company's financial statements for those periods.

Item 2
------

Reference: Form 10K-SB, Item 8A - Controls and Procedures

Description: The Company should revise its disclosure to state more unequivocally the conclusions of the CEO and CFO regarding the effectiveness of the Company's disclosure controls and procedures for its 2007 10-QSB filings as well as its 2006 10-KSB

Amen Properties Response:

The Company will amend its Form 10-KSB filing for 2006 and its Form 10-QSB filings for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and will change the last sentence of the first paragraph of Item 3 from:

          "Therefore, the Company believes that its disclosure controls and procedures are sufficient to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, notwithstanding the deficiencies noted above."

To the following:

          "Therefore the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms."


Item 3
------

Reference: Form 10K-SB, Note B - Business Combinations

Description:

     o    Tell us the contractual life of the contracts at acquisition
     o Explain the assumptions used in estimating the fair value of the customer contracts and relationships, such as the expectation of future contract renewals as well as other benefits related to those assets; refer to EITF 02-17

Amen Properties Response:

Priority Power's standard customer contract has a term of two years, renewable for successive two-year periods at the customers' discretion. At the time of the acquisition, all of the acquired contracts had a remaining life of less than two years. However, the terms of the agreement enable the customer to terminate the agreement for convenience with 60 days notice. Additionally, customers can change retail electric providers at any time during their term of the agreement, which would result in the termination of Priority Power's revenue stream associated with the agreement. Because these contracts can be cancelled with 60 days noticed for any reason by the customer, at date of acquisition, the Company believed there was no material assignable value to the contracts.

Another key component of contract valuation is the likelihood of renewals. Estimating the likelihood of renewals for Priority Power was difficult due to the relatively short history of the company and the fact that the Texas market had only been deregulated for a few years. Additionally, several other factors that could materially affect the Company's renewal rate had to be considered:

     o Competition - high probability of new entrants and increased price pressure given that Texas is a nascent deregulated market
     o Changes in retail electricity market - new entrants, increased price competition
     o    Volatility of commodity prices
     o    Changes in the regulatory environment
     o    General economic risks

Ultimately, the Company placed no material value on expectations of renewal due to the factors listed above and the fact that the customer can terminate the agreement for any reason with 60 days notice, even after a renewal.

As a result of the above evaluations, the Company believes there is no material assignable value to the customer contracts.


Item 4
------

Reference: Form 10K-SB, Note B - Business Combinations

Description: Please tell us whether there were any supply relationships and contracts acquired through the acquisition of Priority Power, how such intangibles were accounted for and your basis in GAAP for your determination.

Amen Properties Response:

No supply relationships or contracts were acquired through the acquisition of Priority Power.

Item 5
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Please identify the general partner of TCTB, explain the nature of your relationship with the general partner, and explain your basis in GAAP for consolidating TCTB.

Amen Properties Response:

The general partner of TCTB is TCTB Company, which is owned by the limited partners of TCTB according to their proportionate ownership interests. In accordance with the TCTB Limited Partnership Agreement, the general partner can be replaced without cause by a majority vote of the limited partners. Since the Company owns 71% of the limited partnership interests, it controls TCTB according to EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

According to ARB 51 and FAS 94, consolidation is required when an entity possesses a controlling financial interest in another entity, typically measured by control of the voting interests. Consequently, our conclusion is that TCTB should be consolidated into the financial statements of the Company.


Item 6
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Clarify what is meant by "beneficial title" and "record title"; please tell us how the distribution was recognized within your financial statements.

Amen Properties Response:

In the case of real property, "record title" refers to the title to the real property as reflected in the real property records of the county in which the property is located. "Beneficial title" refers to ownership of an economic interest in property, which may or may not be the same as the holder of record title. If the holder of record title does not own all of the beneficial title, that record holder is holding record title on behalf of (i.e. as nominee for) the owner(s) of beneficial title pursuant to an agreement. In this instance, TCTB distributed the beneficial title (the economic interest in the property) to its partners, but continued to hold record title to the property on behalf of the partners pursuant to the Agreement to Distribute Assets for the convenience of the partners in the subsequent sale of a portion of the property and management of the remaining interest in the property.

The distribution of the properties to the limited partners was recorded as follows:

     o The cost basis of the distributed properties on the Company's financial statements at the time of the distribution was approximately $3.8 million; $2.7 million of this basis was owned by Amen Delaware (a subsidiary of the Company), with the remainder of $1.1 million being owned by external third parties
     o To record the distribution of assets, both Real Estate and the capital accounts of the third party owners were reduced by $1.1 million


Item 7
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Clarify whether the sale of the properties was recognized as a partial sale or if full profit on the sale was recognized.

Amen Properties Response:

As we mentioned in our previous letter, this transaction was accounted for as a partial sale, for which guidance is provided in Paragraph 33 of SFAS 66:

          "A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if:
          a.   The buyer is independent of the seller.
          b.   Collection of the sales price is reasonably assured (paragraph
               4).
          c. The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest."

The following factors were considered in determining whether the transaction qualified for gain recognition given the guidance of Paragraph 33 of SFAS 66:

     o    The buyers of the properties are independent of Amen.
     o    There was no financing - the sales price was paid in cash at closing.
     o Amen is not required to support the operations of the property or its related obligations to an extent greater than Amen's proportionate retained interest

All of the above conditions were met.

Given these factors, we immediately recognized the full profit on the partial interest sold.

Item 8
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Expand on your response to explain how paragraphs 29, 31, 36 and footnote 10 of SFAS 66 support your conclusion and your accounting for this transaction.

Amen Properties Response:

Paragraph 29 of SFAS 66 states:

          The seller is required to initiate or support operations or continue to operate the property at its own risk, or may be presumed to have such a risk, for an extended period, for a specified limited period, or until a specified level of operations has been obtained, for example, until rentals of a property are sufficient to cover operating expenses and debt service. If support is required or presumed to be required for an extended period of time, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement. If support is required or presumed to be required for a limited time, profit on the sale shall be recognized on the basis of performance of the services required. Performance of those services shall be measured by the costs incurred and to be incurred over the period during which the services are performed. Profit shall begin to be recognized when there is reasonable assurance that future rent receipts will cover operating expenses and debt service including payments due the seller under the terms of the transaction. Reasonable assurance that rentals will be adequate would be indicated by objective information regarding occupancy levels and rental rates in the immediate area. In assessing whether rentals will be adequate to justify recognition of profit, total estimated future rent receipts of the property shall be reduced by one-third as a reasonable safety factor unless the amount so computed is less than the rents to be received from signed leases. In this event, the rents from signed leases shall be substituted for the computed amount.

The Company has no obligation to initiate or support operations or continue to operate the properties at its own risk for any period of time, therefore Paragraph 29 does not apply to this transaction.

Paragraph 31 of SFAS 66 states:

          If the sales contract requires the seller to provide management services relating to the property after the sale without compensation or at compensation less than prevailing rates for the service required (paragraph 7) or on terms not usual for the services to be rendered (footnote 10(d)), compensation shall be imputed when the sale is recognized and shall be recognized in income as the services are performed over the term of the management contract.

The sales contract does not require the Company to provide any management services relating to the properties, therefore Paragraph 31 does not apply to this transaction.

Paragraph 36 of SFAS 66 states:

          If the seller is required to support the operations of the property after the sale, the accounting shall be based on the nature of the support obligation. For example, the seller may retain an interest in the property sold and the buyer may receive preferences as to profits, cash flows, return on investment, and so forth. If the transaction is in substance a sale, the seller shall recognize profit to the extent that proceeds from the sale, including receivables from the buyer, exceed all of the seller's costs related to the entire property.

The Company has no support obligation for the operations of the properties after the sale, therefore Paragraph 36 does not apply to this transaction.

Footnote 10 of SFAS 66 states:

          Support shall be presumed to be required if: (a) a seller obtains an interest as a general partner in a limited partnership that acquires an interest in the property sold; (b) a seller retains an equity interest in the property, such as an undivided interest or an equity interest in a joint venture that holds an interest in the property;
          (c) a seller holds a receivable from a buyer for a significant part of the sales price and collection of the receivable depends on the operation of the property; or (d) a seller agrees to manage the property for the buyer on terms not usual for the services to be rendered, and the agreement is not terminable by either the seller or the buyer.

According to the terms of the sale agreement, the Company has no further obligation to fund or otherwise support the sold properties. The Company's only risk is the potential devaluation of its 18% interest.


In responding to the Commission's comments, the Company also acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of disclosures in its filings.
     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the following.
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this letter adequately addresses the Commissions questions and comments from its letter of February 11, 2008. Please advise if any additional information or actions are required from us.




                                        Sincerely,

                                        Kris Oliver
                                        CFO and Secretary
                                        Amen Properties, Inc.